September 24, 2024

Christopher G. Speaks
Chief Financial Officer
New Peoples Bankshares, Inc.
67 Commerce Drive
Honaker VA 24260

       Re: New Peoples Bankshares, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 000-33411
Dear Christopher G. Speaks:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 1C. Cybersecurity, page 15

1. We note the description of your processes for assessing, identifying, and managing material risks from cybersecurity threats. Please revise to address whether you engage assessors, consultants, auditors, or other third parties in connection with any such processes. See Item 106(b)(1)(ii) of Regulation S-K.
2. We note your disclosure that your third-party service providers are under constant threat of cybersecurity attack. Please revise to disclose whether you have processes to oversee and identify risks from threats associated with your use of such third party services providers. Refer to Item 106(b)(1)(iii) of Regulation S-K.
3. We note that your Information Security Officer is primarily responsible for the cybersecurity component of your risk management program, which coordinates with the Incident Response Plan and key members of management. Please revise to provide the relevant expertise of the ISO and such other persons or members you identify who are responsible for assessing and managing such risks, in such detail as necessary to fully describe the nature of the expertise. Refer to Item 106(c)(2)(i) of Regulation S-K.
 September 24, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   John J. Boczar